SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE TOPPS COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89078610

(CUSIP Number)

Andrew Gasper

The Topps Company, Inc.

One Whitehall Street

New York, New York  10004

(212) 376-0300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

March 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

SCHEDULE 13D

CUSIP No. 89078610		Page 1 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arthur T. Shorin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS PF; OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER -0- (see Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 2,900,489 (see Item 4)
	9	SOLE DISPOSITIVE POWER -0- (see Item 4)
	10	SHARED DISPOSITIVE POWER 2,900,489 (see Item 4)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,489 (see Item 4)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (see Item 4)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Mr. Arthur T. Shorin.  This Schedule 13D relates to the common stock, par value $0.01 per share, of The Topps Company, Inc., a Delaware corporation.  Prior to this Schedule 13D, Mr. Shorin reported his beneficial ownership of the securities described herein on Schedule 13G.  This Schedule 13D is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.          Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Topps Company, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at One Whitehall Street, New York, New York 10004.

Item 2.          Identity and Background.

(a)      This Schedule 13D is being filed by Mr. Shorin.

(b)      The business address of Mr. Shorin is c/o The Topps Company, Inc., One Whitehall Street, New York, New York 10004.

(c)      Mr. Shorin’s principal occupation is the Chairman of the Board of Directors and Chief Executive Officer of the Company, which is a confectionery and entertainment company.

(d)      Mr. Shorin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Mr. Shorin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Shorin was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Shorin is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

Mr. Shorin acquired the shares of Common Stock reported in this Schedule 13D pursuant to (i) purchases, in each case with his personal funds, of such shares and options to purchase such shares (which he has exercised), (ii) the exercise of options to purchase such shares granted to Mr. Shorin by the Board of Directors of the Company (the “Board”), which he has exercised, and (iii) pursuant to stock grants to Mr. Shorin by the Board.

Item 4.          Purpose of Transaction.

On March 5, 2007, Tornante-MDP Joe Holding LLC (“Parent”), Tornante-MDP Joe Acquisition Corp, a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), under which Merger Sub would merge (the “Merger”) with and into the Company, with the Company continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent.  The Merger Agreement provides for a period ending 40 days following the date of the Merger Agreement for the Company to actively solicit any proposal that may constitute a “Superior Proposal” within the meaning of the Merger Agreement.  In addition, after such 40-day period, subject to the provisions of the Merger Agreement, the Board may entertain any unsolicited proposal that may result in a Superior Proposal.  In the event that, at any time prior to the approval of the Merger by the Company’s stockholders, the Board determines that any proposal constitutes a Superior Proposal in accordance with the Merger Agreement, the Company may terminate the Merger Agreement and enter into such Superior Proposal.  Subject to the provisions of the Merger Agreement, Mr. Shorin, in his capacity as Chief Executive Officer and/or as a director of the Company and Chairman of the Board, may be involved in the solicitation, analysis, negotiation and approval (as a director and/or a stockholder of the Company) of any such Superior Proposal.

In connection with the Merger Agreement, on March 5, 2007, Mr. Shorin, in his capacity as a stockholder of the Company, entered into a Voting Agreement with Parent (the “Voting Agreement”), pursuant to which, among other things, Mr. Shorin agreed to vote any and all shares of Common Stock that he beneficially owns (whether or not such shares were acquired before March 5, 2007 or are acquired thereafter) in favor of the Merger and against any other proposal or offer to acquire the Company at any meeting of stockholders relating thereto.  Pursuant to the Voting Agreement, Mr. Shorin also granted to Parent a proxy (the “Proxy”) to vote all of the 2,317,989 outstanding shares of Common Stock held of record by Mr. Shorin as of March 5, 2007.  The Voting Agreement prohibits Mr. Shorin from selling, transferring or otherwise disposing of, or granting any proxy or other voting rights (other than the Proxy) with respect to, any shares of Common Stock that are beneficially owned by him without the prior written consent of Parent.  If the Merger Agreement is terminated, the Voting Agreement and the Proxy will also terminate.

In connection with the Merger Agreement, on March 5, 2007, Parent, the Company and Mr. Shorin entered into a letter agreement (the “Letter Agreement”).  Under the Letter Agreement, upon the consummation of the Merger (if consummated), Mr. Shorin’s Amended and Restated Employment Agreement with the Company, effective June 1, 2003, as amended by the First Amendment to the Amended and Restated Employment Agreement, dated October 11, 2004 (such Amended and Restated Employment Agreement, as so amended, the “Employment Agreement”), would be amended and Mr. Shorin would agree, among other things, to retire within 60 days after the date of such consummation.  Pursuant to the Letter Agreement, after the Merger, Mr. Shorin will remain as a consultant to the Company in accordance with the terms of the Employment Agreement.  In addition, Mr. Shorin will surrender his right to receive compensation to which he is entitled under the Employment Agreement upon a change in control of the Company.

The foregoing summary in this Item 4 is qualified in its entirety by reference to the following, each of which is incorporated by reference in this Schedule 13D:  (i) the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 6, 2007; (ii) the Voting Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D; (iii) the Proxy, a copy of which is filed as Exhibit 2 to this Schedule 13D; (iv) the Letter Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D; and

(v) the Employment Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D.

Except as set forth above in this Schedule 13D, Mr. Shorin has no current plans or proposals which relate to or would result in (provided that Mr. Shorin, in connection with his service as a director and the Chief Executive Officer of the Company may, from time to time, be involved in any act or omission relating to or resulting in) the following:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.

(a), (b)    As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Shorin (assuming the full exercise of his options to purchase shares of Common Stock), including the number of shares of Common Stock as to which Mr. Shorin has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth in the table below.

According to the Merger Agreement, as of March 2, 2007, there were 38,717,765 shares of Common Stock outstanding.

Reporting Person	Number of Shares with Sole Power to Vote	Number of Shares with Shared Power to Vote	Number of Shares with Sole Power to Dispose	Number of Shares with Shared Power to Dispose	Aggregate of Shares Beneficially Owned	Adjusted Number of Shares Outstanding (1)	Percent of Shares Beneficially Owned (1)
Arthur T. Shorin	-0-	2,900,489 (2)(3)	-0-	2,900,489 (2)(3)	2,900,489 (2)(3)	39,300,265 (4)	7.38% (5)

---------------------------

(1)

Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable with 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

(2)

Consists of (i) 2,317,989 shares of Common Stock held by Mr. Shorin and (ii) 582,500 shares of Common Stock issuable upon exercise of options held by Mr. Shorin.

(3)

Does not include 50,000 shares of Common Stock owned by immediate family members of Mr. Shorin.  Mr. Shorin disclaims beneficial ownership of such shares.

(4)

Consists of (i) all shares of Common Stock issued and outstanding as of March 2, 2007, as set forth in the Merger Agreement, and

(ii) 582,500 shares of Common Stock issuable upon exercise of options held by Mr. Shorin.

(5)

Based on (i) all shares of Common Stock issued and outstanding as of March 2, 2007, as set forth in the Merger Agreement, and (ii) 582,500 shares of Common Stock issuable upon exercise of options held by Mr. Shorin.

(c)      Except for the transactions described in Items 3 and 4 above and this Item 5, during the last sixty days there were no transactions with respect to the Common Stock effected by Mr. Shorin.

(d)      Not applicable.

(e)      Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger Agreement, on March 5, 2007, Mr. Shorin, in his capacity as a stockholder of the Company, entered into the Voting Agreement, pursuant to which, among other things, Mr. Shorin agreed to (i) vote any and all shares of Common Stock that he beneficially owns (whether or not such shares were acquired before March 5, 2007 or are acquired thereafter) in favor of the Merger and against any other proposal or offer to acquire the Company at any meeting of stockholders relating thereto, (ii) grant the Proxy to Parent and (iii) not sell, transfer or otherwise dispose of, or grant any proxy or other voting rights (other than the Proxy) with respect to, any shares of Common Stock that are beneficially owned by him without the prior written consent of Parent.  The foregoing summary is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and is incorporated in this Item 6 by reference.

Pursuant to the Voting Agreement, Mr. Shorin granted the Proxy to Parent, which allows Parent to vote all of the 2,317,989 outstanding shares of Common Stock held of record by Mr. Shorin as of March 5, 2007.  The foregoing summary is qualified in its entirety by reference to the Proxy, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated in this Item 6 by reference.

In connection with the Merger Agreement, on March 5, 2007, Parent, the Company and Mr. Shorin entered into the Letter Agreement, pursuant to which, among other things, (i) upon the consummation of the Merger (if consummated), Mr. Shorin’s existing Employment Agreement with the Company would be amended and Mr. Shorin would retire within 60 days after the date of such consummation, (ii) after the Merger, Mr. Shorin will remain as a consultant to the Company in accordance with the terms of the Employment Agreement and (iii) Mr. Shorin will surrender his right to receive compensation to which he is entitled under the Employment Agreement upon a change in control of the Company.  The foregoing summary is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated in this Item 6 by reference.

In connection with his service as an officer of the Company, Mr. Shorin and the Company entered into the Employment Agreement.  The foregoing summary is qualified in its entirety by reference to the Employment Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and is incorporated in this Item 6 by reference

Other than the agreements described above, there is no contract, arrangement, understanding or relationship between Mr. Shorin and any other person or entity with respect to any securities of the Company.

Item 7.          Material to be Filed as Exhibits.

Exhibit 1	Voting Agreement, dated as of March 5, 2007, by and among Tornante-MDP Joe Holding LLC and Arthur T. Shorin.
Exhibit 2	Proxy, dated March 5, 2007, by Arthur T. Shorin in favor of Tornante-MDP Joe Holding LLC.
Exhibit 3

Letter agreement, dated March 5, 2007, between Tornante-MDP Joe Holding LLC, Arthur T. Shorin and The Topps Company, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A of The Topps Company, Inc., filed with the Securities and Exchange Commission on March 6, 2007).

Exhibit 4

Amended and Restated Employment Agreement, effective as of June 1, 2003, by and between The Topps Company, Inc. and Arthur T. Shorin (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on May 30, 2003), as amended by the First Amendment to the Amended and Restated Employment Agreement, dated October 11, 2004 (incorporated by reference to Exhibit 10.25 to the Quarterly Report on Form 10-Q of The Topps Company, Inc., filed with the Securities and Exchange Commission on January 6, 2005).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2007	/s/ Arthur T. Shorin
Name: Arthur T. Shorin